SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

    Yes           No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BERTRAND GRABOWSKI TO JOIN BOARD OF RYANAIR HOLDINGS PLC

The Board of Ryanair Holdings plc today (29 Sept.) announced that Mr. Bertrand Grabowski, a French citizen, has agreed to join the Board as a non-executive director effective from 1 Oct. 2023.  Mr. Grabowski will also join Ryanair's Audit Committee.

Mr. Grabowski has almost 40 years aviation and transport finance experience.  A former Executive Board Member of DVB Bank SE, he previously held senior roles with Citibank, Credit Agricole Indosuez and Banque Indosuez and is currently an independent aviation consultant.  Mr. Grabowski is also a non-executive director of Jazeera Airways (a publicly listed company on the Kuwait Stock Exchange).

Ryanair's Chairman Stan McCarthy said:

"We are pleased that Bertrand Grabowski has accepted our invitation to join the Board of Ryanair Holdings plc from 1 Oct. 2023.  Bertrand has considerable experience and skills in the field of aviation finance, coupled with a detailed knowledge of global aviation, and will, we believe, make a significant contribution to both our Board and our Audit Committee.  We look forward to working with him to achieve Ryanair's exciting and ambitious goals over the coming decade of Ryanair growth."

ENDS

For further information
Please contact:                      Press Office
                                                Ryanair
                                                Tel.: +353-1-9451799
                                                press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 September, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary